Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Kymera Therapeutics, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Fee Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock, $0.0001 per share	457(r)	12,524,752(2)	$25.25	$316,249,988	0.00014760	$46,678.50
Fees to Be Paid	Equity	Pre-funded warrants to purchase common stock	457(r)	8,640,594	$25.25(3)	– (3)	0.00014760	– (3)
Fees Previously Paid	–	–	–	–	–	–	–	–
Carry Forward Securities
Carry Forward Securities	–	–	–	–	–	–	–	–	–
	Total Offering Amounts					$316,249,988		$46,678.50
	Total Fees Previously Paid							–
	Total Fee Offsets							–
	Net Fee Due							$46,678.50

(1)

Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). The fee payable in connection with the offering pursuant to this prospectus supplement has been paid in accordance with Rule 456(b) under the Securities Act, and represents deferred payment of the registration fees in connection with the registrant’s Registration Statement on Form S-3ASR (Registration No. 333-259955).

(2)

Includes 1,633,663 shares of common stock that the underwriters have an option to purchase and 8,640,594 shares of common stock that are issuable upon the exercise of the pre-funded warrants referenced below.

(3)

Represents the sum of the pre-funded warrants sales price of $25.2499 per pre-funded warrant and the exercise price of $0.0001 per share issuable pursuant to the pre-funded warrants. Pursuant to Securities and Exchange Commission staff interpretation, the entire fee is allocated to the common stock underlying the pre-funded warrants.